                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             _____________________

                                   FORM 11-K
                             _____________________
(MARK ONE)

      [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934
            FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

      [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934
            FOR THE TRANSITION PERIOD FROM ________ TO ________

                          COMMISSION FILE NUMBER 1-7573

      A. Full Title of the Plan and the Address of the Plan, if Different From That of the Issuer Named Below:

                    PARKER DRILLING COMPANY STOCK BONUS PLAN

      B. Name of Issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Office:

                             PARKER DRILLING COMPANY
                         1401 ENCLAVE PARKWAY, SUITE 600
                              HOUSTON, TEXAS 77077

PARKER DRILLING COMPANY STOCK BONUS PLAN
INDEX

--------------------------------------------------------------------------------

                                                                       PAGE(S)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.........         1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Plan Benefits
  as of December 31, 2003 and 2002..............................         2

Statement of Changes in Net Assets Available for Plan Benefits
  For the Year Ended December 31, 2003..........................         3

Notes to Financial Statements...................................     4 - 8

SUPPLEMENTAL SCHEDULES

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)..         9

Schedule H, Line 4j - Schedule of Reportable Transactions.......        10

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the Parker Drilling Company Stock Bonus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Parker Drilling Company Stock Bonus Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
-----------------------------------
    PricewaterhouseCoopers LLP

Houston, Texas
June 21, 2004

PARKER DRILLING COMPANY STOCK BONUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                          2003          2002
ASSETS
Investments, at fair value
 Common stock of Parker Drilling Company
  at market value; 3,425,293 shares
  (cost $14,060,711) in 2003 and 3,349,701
  shares (cost $15,426,576) in 2002                   $ 8,734,496   $ 7,449,433
 Mutual funds                                          24,248,665    20,000,934
 Participant loans                                      1,384,042     1,211,820
                                                      -----------   -----------
   Total investments                                   34,367,203    28,662,187
                                                      -----------   -----------
Receivables
 Employer matching contributions                          112,774       114,898
 Participant contributions                                      -        81,194
                                                      -----------   -----------
   Total receivables                                      112,774       196,092
                                                      -----------   -----------
   Total assets                                        34,479,977    28,858,279
                                                      -----------   -----------
Net assets available for plan benefits                $34,479,977   $28,858,279
                                                      ===========   ===========

   The accompanying notes are an integral part of these financial statements.

PARKER DRILLING COMPANY STOCK BONUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions
  Employer matching                                              $  1,507,913
  Participant                                                       2,850,173
  Rollover                                                             80,458
Interest and dividend income                                          121,142
Net appreciation in the fair value of investments                   4,575,714
                                                                 ------------
      Total additions                                               9,135,400
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Distributions                                                      (3,492,677)
Administrative expenses                                               (21,025)
                                                                 ------------
      Total deductions                                             (3,513,702)
Net increase                                                        5,621,698
Net assets available for plan benefits at beginning of year        28,858,279
                                                                 ------------
Net assets available for plan benefits at end of year            $ 34,479,977
                                                                 ============

   The accompanying notes are an integral part of these financial statements.

PARKER DRILLING COMPANY STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

1.    SUMMARY OF SIGNIFICANT PLAN PROVISIONS

      On September 1, 1980, Parker Drilling Company and its subsidiaries adopted the Parker Drilling Company Profit Sharing Plan, which was amended in 1983 to qualify as a 401(k) plan under the Internal Revenue Code. Effective September 1, 1985, the name of the plan was changed to the Parker Drilling Company Stock Bonus Plan (the "Plan"). The Plan was amended and restated generally effective January 1, 2001, to comply with certain tax laws. It was thereafter amended effective January 1, 2002 to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The Plan was further amended effective January 1, 2003, and November 1, 2003 to comply with new tax laws and to incorporate various plan design and administrative changes.

      The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description and the plan document for a more complete description of the Plan's provisions.

      PLAN ADMINISTRATOR AND TRUSTEE

      The Plan Administrator is the Retirement Policy Committee which is comprised of persons appointed by the plan sponsor, Parker Drilling Company (the "Company"). JP Morgan Chase Bank is the trustee for the investments held by the Plan. JP Morgan Retirement Plan Services is the record keeper for the Plan.

      ELIGIBILITY

      Substantially all of the employees of participating employers of the Company, other than employees covered by certain collective bargaining agreements, leased employees and employees who are not citizens of the United States of America (except for certain resident aliens), are eligible to participate in the Plan on the first day of the month following the completion of three months of service with the Company.

      CONTRIBUTIONS

      Participants may elect to contribute up to 15% of their eligible compensation, as defined in the Plan, on a pre-tax basis. The Plan was amended effective November 1, 2003 to allow participants to contribute up to 30% of their eligible compensation. Participants who have attained age 50 prior to the end of the plan year are eligible to make additional pre-tax "catch-up" contributions. All pre-tax employee contributions are subject to the applicable limitations of the Internal Revenue Code of 1986, as amended (the "Code"). Plan participants may also make rollover contributions to the Plan subject to the provisions of the Plan and the Code.

      Employer matching contributions are currently equal to 100% of the first 3% of eligible compensation contributed by the participant to the Plan, plus 50% of the next 2% of eligible compensation contributed by the participant to the Plan. Matching contributions are credited to participant accounts on a monthly basis and are invested in Parker Drilling Company common stock. Employee pre-tax "catch-up" contributions are not eligible for employer matching contributions.

      The Company may, at its discretion, also contribute a profit sharing contribution to the Plan to be allocated to the accounts of eligible participants as described in the plan document. The Company did not make a profit sharing contribution for the years ended December 31, 2003 and 2002.

PARKER DRILLING COMPANY STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

      VESTING

      Participants are immediately and fully vested in the value of employee and employer contributions made to their accounts and related earnings/losses.

      INVESTMENT PROGRAM

      Participants direct the investment of 100% of their contributions and may transfer a portion or all of their account balance out of any fund into one or any combination of the other available funds. The investment fund options offered through October 31, 2003 include 11 mutual funds and Parker Drilling Company common stock. Participants may also elect to invest a portion of their account balance in a self-directed brokerage account, subject to the limitations of the Plan. Effective November 1, 2003, the Parker Drilling Company common stock was eliminated as an investment option for participant contributions. However, to the extent a participant had invested his/her account in the Parker Drilling Company common stock investment option, such investment may be retained as to contributions prior to November 1, 2003.

      Employer matching contributions are made in Parker Drilling Company common stock. However, participants may sell their shares of Company stock at any time and invest the proceeds in any of the other investment fund options available under the Plan.

      The Retirement Policy Committee periodically reviews the Plan's investment fund options and makes changes to the available options from time to time.

      PARTICIPANT LOANS

      The Plan permits participants to borrow a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. A participant may elect a repayment term of up to five years for general purpose loans or up to ten years if the loan is for the purchase of the participant's principal residence. Loans are secured by the balance in the participant's account and payments are generally made through payroll deductions. The interest rate for new loans is the prime rate plus one percentage point and is fixed for the term of the loan. A participant may only have one loan outstanding at any time. For the plan years ending December 31, 2003 and 2002, interest rates ranged from 5.0% to 10.5% and 5.25% to 10.5%, respectively.

      WITHDRAWALS AND DISTRIBUTIONS

      A participant may receive benefit payments through any one of the methods provided by the Plan upon separation from service, retirement or financial hardship. Participants may withdraw their rollover and after-tax contributions, if any, from the Plan at any time. Participants may also make an in-service withdrawal on or after attainment of age 59-1/2 of their vested account balance. Distributions from the Plan can be made in the form of a partial or single lump sum cash payment. Participants may elect an in-kind distribution of shares held in the Parker Drilling Company common stock investment option in lieu of cash, with fractional shares distributed in cash.

      Hardship withdrawals are allowed in the event of a deemed financial need, subject to the provisions of the Plan and the Code. Participants may withdraw up to 100% of their pre-tax contributions and are suspended for at least six months from making additional contributions to the Plan.

PARKER DRILLING COMPANY STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

      PARTICIPANT ACCOUNTS

      Participant accounts are adjusted to reflect all participant and employer contributions, withdrawals/distributions, earnings/losses, management fees and applicable expenses attributable to the accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

      ADMINISTRATIVE EXPENSES

      The Plan pays all expenses incurred by the Plan except to the extent they are paid by the Company. During the plan year ended December 31, 2003, certain administrative costs and expenses of the Plan totaling $26,578 were paid by the Company.

      AMENDMENT AND TERMINATION OF THE PLAN

      Although the Company has not expressed any intent to do so, the Plan may be amended or terminated at any time subject to the provisions of ERISA.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

      INVESTMENT VALUATION

      The Plan reports the investments in the financial statements at fair value. Investments in mutual funds and Parker Drilling Company common stock are reported at fair value based on quoted market prices. Investment income is recorded as earned and dividends are recorded on the ex-dividend date. Purchases and sales are recorded on a trade-date basis. Distributions to participants are recorded when paid.

      USE OF ACCOUNTING ESTIMATES

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

PARKER DRILLING COMPANY STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

3.    INVESTMENTS

      Plan investments are summarized as follows:

                                                   2003                  2002
PARKER DRILLING COMPANY COMMON STOCK           $  8,734,496 *        $  7,449,433 *
                                               ------------          ------------
OTHER INVESTMENTS
American Century Growth Fund                      4,681,011 *           3,841,497 *
American Century Ultra Fund                       4,462,766 *           3,298,570 *
American Century Value Fund                         467,829               141,117
American Century Prime Money Market Fund          4,288,878 *           4,355,999 *
American Century GNMA Income Fund                 2,265,774 *           2,358,240 *
American Century Equity Index Fund                3,253,946 *           2,494,428 *
Schwab Personal Choice Retirement
  Account Investment Fund                           621,529               560,186
American Century Strategic Conservative Fund        164,377                99,761
American Century Strategic Moderate Fund          2,662,168 *           2,084,959 *
American Century Strategic Aggressive Fund          684,645               517,983
American Century International Growth Fund          273,209               108,403
JP Morgan US Small Company Fund                     422,533               139,791
Participant loans                                 1,384,042             1,211,820
                                               ------------          ------------
  Total other investments                        25,632,707            21,212,754
                                               ------------          ------------
  Total investments                            $ 34,367,203          $ 28,662,187
                                               ============          ============

* Individual investment represents 5% or more of net assets available for plan benefits at the end of the year.

4.  TAX STATUS

    The Plan obtained its latest determination letter dated April 26, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, management believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and was therefore qualified (and the related trust was tax-exempt) as of December 31, 2003 and 2002.

5.  RISKS AND UNCERTAINTIES

    The Plan provides for various investment options in any combination of money market, bond, and equity mutual funds. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the risks associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes may materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

PARKER DRILLING COMPANY STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

6.    PARTY-IN-INTEREST

      Certain plan investments are shares of Parker Drilling Company common stock. These transactions represent investments in the Company and, therefore, qualify as party-in-interest transactions. Further, certain plan investments are shares of mutual funds managed by JP Morgan and American Century. Transactions in these investments also qualify as party-in-interest transactions.

7.    FUND ALLOCATION

      The Parker Drilling Company common stock fund includes contributions from the Company and participants. Participant contributions are directed solely by the participants. Contributions from the Company may be liquidated by the participant at any time and the proceeds invested in other investment fund options. All other funds are participant directed.

      The following table sets forth information related to the Parker Drilling Company common stock fund and other participant directed funds' assets available for plan benefits at December 31, 2003, and the changes in such assets for the year then ended.

                                               COMMON
                                              STOCK OF
                                               PARKER
                                              DRILLING       PARTICIPANT
                                               COMPANY        DIRECTED         TOTAL
Net assets available for plan benefits
   at December 31, 2002                     $  7,553,896    $ 21,304,383    $ 28,858,279
 Contributions
   Employer                                    1,507,913               -       1,507,913
   Participant                                   339,064       2,511,109       2,850,173
   Rollover                                            -          80,458          80,458
 Interest and dividend income                         65         121,077         121,142
 Net appreciation in the fair value
   of investments                              1,074,875       3,500,839       4,575,714
 Distributions to employees                     (765,754)     (2,726,923)     (3,492,677)
 Administrative expenses                               -         (21,025)        (21,025)
 Interfund transfers                            (862,789)        862,789               -
                                            ------------    ------------    ------------
 Net assets available for plan benefits at
   December 31, 2003                        $  8,847,270    $ 25,632,707    $ 34,479,977
                                            ============    ============    ============

PARKER DRILLING COMPANY STOCK BONUS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
--------------------------------------------------------------------------------

IDENTITY OF ISSUE, BORROWER,                                                                              CURRENT
  LESSOR OR SIMILAR PARTY                       DESCRIPTION OF INVESTMENT                                  VALUE
Parker Drilling Company        Parker Drilling Company common stock                                $  8,734,496(1)(2)(3)
American Century               American Century Growth Fund                                           4,681,011(1)(3)
American Century               American Century Ultra Funds                                           4,462,766(1)(3)
American Century               American Century Value Fund                                              467,829(3)
American Century               American Century Prime Money Market Fund                               4,288,878(1)(3)
American Century               American Century GNMA Income Fund                                      2,265,774(1)(3)
American Century               American Century Equity Index Fund                                     3,253,946(1)(3)
Charles Schwab                 Schwab Personal Choice Retirement Account Investment Fund                621,529
American Century               American Century Strategic Conservative Fund                             164,377(3)
American Century               American Century Strategic Moderate Fund                               2,662,168(1)(3)
American Century               American Century Strategic Aggressive Fund                               684,645(3)
American Century               American Century International Growth Fund                               273,209(3)
JP Morgan                      JP Morgan US Small Company Fund                                          422,533(3)
Various                        Participant loans, interest rates ranging from 5.0% to 10.5%           1,384,042
                                                                                                   ------------
                                                                                                   $ 34,367,203
                                                                                                   ============

(1) These investments are greater than 5% of assets available for plan benefits.

(2) The cost of investment in Parker Drilling Company common stock is $14,060,711.

(3)   Identifies parties-in-interest.

PARKER DRILLING COMPANY STOCK BONUS PLAN
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

                                                                                             (h)
                                                                                           CURRENT
                                                                                           VALUE OF
        (a)                      (b)            (c)            (d)            (g)         ASSETS ON        (i)
    IDENTITY OF              DESCRIPTION      PURCHASE       SELLING        COST OF      TRANSACTION       NET
   PARTY INVOLVED             OF ASSETS        PRICE          PRICE          ASSET          DATE           LOSS
Parker Drilling Co.*        Common stock    $ 2,195,848                   $ 2,195,848    $ 2,195,848   $         -

Parker Drilling Co.*        Common stock                   $ 1,813,274      3,196,071      1,813,274    (1,382,797)

* Party-in-interest as defined by ERISA.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

                                   PARKER DRILLING COMPANY
                                   STOCK BONUS PLAN

                                   By: /s/ David W. Tucker
                                       ---------------------------------------
                                       Chairman of the Administrative Committee,
                                       Corporate Treasurer

Date: June 28, 2004

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                       DESCRIPTION

 23.1           Consent of Independent Registered Public Accounting Firm